Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

AUSTRALIAA RGENTINA / CHILE CANADA EGYPT NORTH SEA U.S. CENT./ PERMIAN U.S. GULF UBS Best of Americas Conference September 10, 2010

Cautionary Statement This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S- 4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713- 296- 6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner- energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713- 954- 5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732- 0330 or visit the SEC ‘s website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. APA UBS — London Conference

Cautionary Statement Statements in this document include “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward- looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction- related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10- K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward- looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions. APA UBS — London Conference

Financially Strong, Diversified, Positioned to Grow Urgency, innovation & drive define culture Portfolio balance underpins our strategy (~50% Oil / ~50% Int’l) Exploration focus powers growth Growing pipeline of development projects + increased exploration program Exploitation strength remains key Proven history of unlocking value from acquired and existing assets Finding markets is as important as finding gas Fueling emerging markets via LNG Operating in international countries with growing energy needs Financial strength — foundation for growth Live within cash flow; Rate of return focus APA UBS — London Conference

A Growth Company for 55 Years RESERVES(MMboe) Production (Mboe/d) Q2 2010 represents APA’s 2Q production combined with Mariner, Devon and BP Pro Forma estimates Reserves are based on APA’s 2009 proved reserves combined with Mariner, Devon and BP Pro Forma estimates APA UBS — London Conference

Continued Portfolio Balance — w/Acquisitions Q2 2010 Production 647 MBOE/D GOM Shelf GOM DW 15% 1% Onshore 2% North Sea 9% Pro Forma w/ DVN, ME & BP 781 MBOE/D* GOM DW 2% Onshore North Sea 2% 8% 54% Liquids 56% International 50% Liquids 48% International APA Barclays — Capital_Sept. 16, 2010 * Reflects pref. rights closed to date

BP Transaction Strategic exit by BP creates expansion opportunity in 3 core Apache regions: Permian, Canada, Western Desert of Egypt Long- lived legacy properties with 12.7 year proved reserve life Quality assets provide drilling, optimization opportunities Extensive acreage and exploration portfolio Pipeline of development projects Large resource potential in new plays Plays to Apache history of adding value to underworked assets Expected Q3- Q4 2010 closings, subject to regulatory clearances Funded with a balanced and conservative financing plan APA UBS — London Conference

BP Permian E&P Extensive portfolio across basin Attractive acreage position: 763K net acres incl. 405K mineral acres No operated wells drilled in 4 years >2,000 infill drilling locations Resource plays: Yeso, Spraberry Expands APA’s interest in key fields: Eunice, NMFU, NEDU, Warren, etc. APACHE + BP COMBINED MARINER PERMIAN REGION % CHANGE Total Prod. MBOE/D 65.0 21.8 86.8 34% P1 Reserves MMBOE 555.1 120.0 675.1 22% Net Acres 000s 731 756 1,487 103% New Mexico Texas Apache Mariner BP Production figures are 1H 2010 with BP pref rights exercised to date. Mariner production rate January- May. Apache reserve and acreage figures are year- end 2009, BP Permian reserve figures as of 30 June 2010 reduced for closed pref rights.

BP Canada E&P



Apache
BP
Horn River
Zama
Hamburg
Alberta
Fort St. John
Noel/Montney
Northwest
Carson
Creek
Hawkeye
NEBC
West
Central
Ojay
East
Edmonton
KITIMAT
Kaybo
b
Nevis
Provost
NGL
Hatton
Calgary
British Columbia
Mist Mountain

- **Broad-based E&P business with deep resources in early-stage development**
- **Material near-term growth:** Noel tight gas production ramp-up (infrastructure complete)
- **Complements Apache's NEBC:** Tight gas resource plays

		APACHE STANDALONE	BP CANADA	COMBINED REGION	% CHANGE
Total Prod.	MBOE/D	70.8	46.5	117.3	66%
P1 Reserves	MMBOE	531.0	223.7	754.7	42%
Net Acres	000s	4,422	1,278	5,700	29%

Production figures are 1H 2010 with no pref rights exercised. Apache reserve and acreage figures are year-end 2009, BP Canada reserve figures as of 30 June 2010.

APA - UBS London Conference

BP Egypt (Western Desert) E&P


Matruh
APA
APA
APA
APA
APA
APA (Compression)
El Hamra Oil
Export Terminal
El Alamein
Alexandria
BP
APA
National
Gas Grid
Cairo
BP
Dashour
LPG Plant
(BP)
BP
Abu Gharadig
Gas Plant (BP)
Apache
BP

		APACHE STANDALONE	BP W. DESERT	COMBINED REGION	% CHANGE
Total Prod.	MBOE/D	157.2	7.8	165.0	5%
P1 Reserves	MMBOE	308.8	20.2	329.0	7%
Net Acres	000s	7,545	394	7,939	5%

- Bolt-on acquisition with ample exploitation/exploration opportunities
- 4 development leases in the heart of prolific Abu Gharadig Basin
- Limited exploration to date, no penetrations of AEB or Jurassic, no waterfloods. No seismic on AG since 1999
- Infrastructure synergies

Production figures are 1H 2010. Apache reserve and acreage figures are year-end 2009, BP Egypt reserve figures as of 30 June 2010.

APA - UBS London Conference

Mariner Merger Production Unbooked Jan- 2010 P1 Reserves Potential Region MBOE/D YE 2009 MMBOE MMBOE Highlights • 36 successful DW projects to date • Lucius, Heidelberg: 200+MM BBL each 23.1 27.0 1,466.0 GOM Deepwater • 1.3BN BOE of prospective resources evaluated by DeGolyer+MacNaughton GOM Shelf 21.6 52.5 380.3 • Strong cash flow and returns profile • Historically underworked assets Permian Oil • Material, long- lived oil position with running room of 2,000+ new locations 9.2 85.8 203.3 • Upsides from de- risking plays: Spraberry, Wolfcamp, Wolfberry New Onshore Plays • 200K net acres acquired during last year in new plays across onshore U.S. • Includes 54K net Niobrara acres 3.6 15.9 TBD Total 57.5 181.2 2,049.6 APA UBS — London Conference

Devon Property Acquisition Devon’s complete exit from the shelf: Production: 19 MBOE/D (50% oil+liquids)) P1 Reserves: 41 MMBOE (49% oil+liquids) Under- exploited, geologically complex properties 79 identified recompletion candidates 14 reactivations Impactive exploratory upside (26 Probable/Possible prospects) Excellent fit with APA properties & well- maintained infrastructure Closed June 9th for approximately $1.05 Bn APA UBS — London Conference

Financial Capacity Debt:Cap Financing (in Billions)* Devon GOM Cash $1.0 BP — Permian/Canada/Egypt Cash .9 APA Common/Preferred 3.5 Debt 2.0 6.4 Mariner — at closing APA Common 1.5 APA Debt .8 Assumed Debt 1.5 3.8 Total Financing $11.2 APA Barclays — Capital_Sept. 16, 2010 * Mariner data as of June 30,2010; BP data reflects pref rights closed to date

Diversified Growth Potential Canada North Sea Central Permian Egypt Gulf of Mexico Gulf of Mexico Shelf acreage portfolio Australia Argentina Gulf of Mexico Shelf acreage portfolio 2010 Growth Rate: 9%-15% Excluding BP Assets APA UBS — London Conference

Cash Flow To Fund E&D Program FREE CASH FLOW 2010 est. Total Capital $6,000 MM North America $3,000 MM — 50% International $3,000 MM — 50% NV Expl $550 Facilities $1,300 Drilling Non-Drill $2,700 $550 Prod. $900 APA UBS — London Conference

Favorable Price Realizations Commodity Revenue Mix Gas Price Realization 15% 7% 78% 2Q 2009 Revenue: $3.0 Bn Multiples $5.00 $4.43 $3.77 $3.50 Recent Contract Pricing Current Price Realization APA UBS — London Conference

Securing Markets: Kitimat LNG 5 mtpa export capacity First — LNG target 2014 Additional Markets for Incremental Gas FEED award imminent Apache: 51% interest + operator 25.5% interest in PTP pipeline FID 2011 Horn River Basin APA UBS — London Conference

2010 Exploration Drilling — Growth Driver Egypt Region 13 Exploration Concessions 62 Development Leases 11.1 MM Gross Acres Oil: 195,000 BOPD Gas: 825 MMCFGPD 2010 Program Mediterranean Sea Exploration — 53 MATRUH GAS/LIQUIDS Development — 168 JURASIC STRAT TRAPS ABU GHARADIG OIL FAGHUR OIL Western Eastern EGYPT Desert Desert BENI SUEF OIL APA UBS — London Conference

Continued Infrastructure Growth Salam 3&4 st On production 1 Qtr 2009 Increased total capacity to 750+ MMCF/D Salam 5 FID yearend 2010 Adds 100 MMCF/D to meet Egypt’s growing energy demand 0 100 200 300 400 500 600 700 800 900 Jan- 00 Non - Jan- 02 SGT Qasr 5 - Jan- 04 & Qasr Jan- 06 Dev Khalda Jan- 08 & Jan- 10 NEAG Jan- 12 Jan- 14 Gas Jan- 16 Sales Jan- 18 Jan- 20 Rate, Jan- 22 Qasr Jan- 24 Jan- 26 MMcf/day Jan- 28 Compression Jan- 30 SGT4 SGT3 SGT1 & SGT2 APA UBS — London Conference

Why Train 5...and? Property/ Field BOPD MCFD BOED Hydra 2,250 75,000 14,750 Kahraman B22 400 20,000 3,733 Ozoris 4 161 4,000 828 Salam Deep 200 10,000 1,867 Shams 400 40,000 7,067 Syrah 200 50,000 8,533 Tut 23 184 8,000 1,517 WKAL-A 2,900 15,000 5,400 Adam 40 20,000 3,373 Chelsea 600 15,000 3,100 Hathor Deep -— 10,000 1,667 Maggie 2 1,000 15,000 3,500 Prince 600 20,000 3,933 Qasr 1,200 30,000 6,200 TOTAL 10,135 332,000 65,468 APA — UBS London Conference

Continued Infrastructure Growth



Mediterranean Sea
Apache
BP
Matruh
Alexandria
APA: 800MMCF/D on Northern Line
Export Terminal
El Alamein
APA (Compression)
APA
APA
APA
APA
APA
BP
APA: 0 MMCF/D
APA
National Gas Grid
Cairo
Shut-in Production 300 MMCF/D
BP
Dashour LPG Plant (BP)
Abu Gharadig Gas Plant (BP)
BP: 100+ MMCF/D Spare Capacity

APA - UBS London Conference

Apache CORPORATION

2010 Exploration Drilling — Growth Potential Julimar-Brunello Reindeer Halyard Coniston Van Gogh FPSO Pyrenees FPSO Macedon 2010 Program 23 Wells 19 Exploration / Appraisal wells 4 Development APA UBS — London Conference

2011 Development Projects Reindeer Estimated gross reserves; 450 BCF Apache Wl; 55.0% CP Mining GSA First gas 2nd Half 2011 154 BCF contract / 60 MMcf/d for 7 yrs 3 yrs fixed/4 yrs indexed Halyard Peak production: 50 MMcf/d Single subsea well tied back to Varanus Island Utilizes existing John Brooks Platform and East Spar pipeline Apache Wl; 55.0% o First Gas 2Q 2011

Wheatstone LNG Project Julimar/Brunello LNG Facility Apache 65% 16.25% 3X6 WELL SUB-SEA MANIFOLD Kufpec 35% 8.75% WHEATSTONE Platform Julimar/Brunello 40” Wells tie-back Wheatstone Platform WHEATSTONE PIPELINE ~220 km APA UBS — London Conference

Growth Pipeline APA UBS — London Conference Julimar Macedon Coniston Mariner BP Australia Argentina